File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

March 19, 2004

04024061

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA
Phone: 202 272 3246 Fax: 202 272 2677

PROCESSED
APR 06 2004
THOMSON FINANCIAL

File #82-666 Rule 12g3-s(b)

SUPPL

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Quarterly Report:
   Nine month interim report ended January 31, 2004 filed March 17, 2004:
   - Schedule A – Financial Statement
   - Schedule BC – Management Discussion & Analysis

2. Company News Releases:
   - February 24, 2004 Tam O'Shanter gold drill results

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements, Director

Encl.

SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2004
WASH. D.C. 155 SECTION

dlw 4/5

C:\WINDOWS\Desktop\compliance-mailout-ltrs\LtrA031904.doc
3/18/04

File #82-666
Rule 12g3-2(b)

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

X Schedule B and C

ISSUER DETAILS

NAME OF ISSUER	FOR THE THIRD QUARTER ENDED	DATE OF REPORT Y	M	D
Kettle River Resources Ltd.	**January 31, 2004**	**2004**	**03**	**15**

ISSUER'S ADDRESS
Box 130, 298 Greenwood Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX	ISSUER TELEPHONE
Greenwood	**BC**	**V0H 1J0**	**250 445 2259**	**250 445 6756**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
G. Stewart	**Director**	**1 800 856 3966**

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.
Schedule A: Financial information, Schedule B: Supplementary information and Schedule C: Management Discussion. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
"George Stewart"	**George O.M. Stewart**	2004	03	16
"E.Clements"	**E. Clements**	2004	03	16

KETTLE RIVER RESOURCES LTD.
Balance Sheet
January 31, 2004 and April 30, 2003

	January 31, 2004 (Unaudited)	April 30, 2003 (Audited)
ASSETS		
CURRENT ASSETS		
Cash and term deposits	**$ 146,223**	$ 130,750
Accrued interest and other amounts receivable	**25,595**	54
Marketable securities (Note 3)	**76,592**	Nil
Prepaid expenses	**1,707**	4,521
	250,117	135,325
Investments (Note 4)	**Nil**	80,089
Capital assets (Note 5)	**94,686**	93,654
Mineral Properties (Note 6)	**4**	4
	$ 344,807	$ 309,072
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**21,155**	31,334
Shareholders' and director's loans (Note 8)	**876**	20,957
	22,031	52,291
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**8,341,606**	8,178,006
Deficit	**(8,018,830)**	(7,921,225)
Nature of operations (Note 1)	**322,776**	256,781
	$ 344,807	$ 309,072

Approved by the Directors:

"George O.M. Stewart"

George O.M. Stewart, Director

"Ellen Clements"

Ellen Clements, Director

KETTLE RIVER RESOURCES LTD.

Statements of Operations and Deficit

(Unaudited – Prepared by Management)

Nine months ended January 31,

	Three months ended January 31, **2004**	Three months ended January 31, 2003	Nine months ended January 31, **2004**	Nine months ended January 31, 2003
LOGGING ACTIVITIES				
Sale of timber	**$ Nil**	$ 109,372	**$ 302,526**	$ 109,372
Logging expense	**20**	15,269	**7,089**	22,429
Net logging income (expense)	**(20)**	94,103	**295,436**	86,943
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	**149,180**	25,605	**287,808**	72,707
Property investigation costs	**86**	Nil	**886**	5,005
	149,266	25,605	**288,694**	77,712
ADMINISTRATIVE COSTS				
Accounting, audit & legal	**17,618**	14,749	**31,720**	25,978
Advertising, promotion & printing	**1,194**	993	**3,169**	3,038
Amortization	**386**	460	**1,157**	1,381
Commission	**3,600**	Nil	**3,600**	Nil
Licenses, insurance, and transfer agent fees	**4,447**	2,438	**20,092**	13,394
Management, Salary & wages (net of recoveries)	**1,855**	4,222	**18,063**	30,463
Office & sundry	**3,324**	972	**7,114**	6,841
Office building expenses	**1,891**	1,570	**6,911**	4,894
Telephone	**174**	451	**1,114**	1,157
Travel and accommodation	**8,014**	1,869	**14,836**	3,090
	42,503	27,724	**107,776**	90,236
OTHER EXPENSES (INCOME)				
Interest and US Exchange adjustment	**719**	30	**3,429**	356
Equity in loss -investments	**Nil**	(7,436)	**Nil**	(15,437)
Write down of investments	**Nil**	Nil	**Nil**	(27,888)
Write down of Marketable Securities	**Nil**	Nil	**Nil**	(93)
Mineral Properties written off	**Nil**	Nil	**Nil**	(1,637,208)
	(719)	7,406	**(3,429)**	1,680,270
Net Gain (Loss) for the period	**(191,070)**	33,368	**(97,605)**	(1,761,275)
Deficit, beginning of period			**$7,921,225**	$6,267,577
Deficit, end of period			**$8,018,830**	$8,028,852
Gain (Loss) per share, basic and diluted	**($0.04)**	$0.01	**($0.02)**	($0.35)
Weighted average number of Shares outstanding for the period	**5,150,214**	5,097,611	**5,648,479**	5,049,990

KETTLE RIVER RESOURCES LTD.

Statement of Cash Flows

(Unaudited – Prepared by Management)

Nine months ended January 31,

	Three months ended January 31,		Nine months ended January 31,	
	2004	2003	**2004**	2003
Cash Flows from Operating Activities				
Gain (Loss) for the period	**($ 191,070)**	$ 33,368	**($ 97,605)**	($1,761,275)
Add: Items not involving cash				
Amortization	**1,348**	1,474	**4,044**	4,421
Equity in Loss - investments	**Nil**	7,435	**Nil**	15,437
Write down of marketable securities	**Nil**	Nil	**Nil**	93
Write down of investments	**Nil**	Nil	**Nil**	27,888
Mineral Properties – written off	**Nil**	Nil	**Nil**	1,637,208
	(189,722)	42,277	**(93,561)**	(76,228)
Changes in non-cash working capital items:				
Decrease (Increase) in prepaid amounts	**1,228**	(2,485)	**2,814**	271
Decrease (Increase) in accounts receivable	**(10,394)**	4,919	**(25,541)**	3,084
Increase in amounts due to directors	**(13,783)**	(56,931)	**(20,081)**	(18,698)
Increase (Decrease) in accounts payable	**(6,950)**	89,781	**(10,179)**	97,495
	(219,621)	77,561	**(146,548)**	5,924
Cash Flows from Financing Activities				
Shares issued for cash	**160,000**	Nil	**160,000**	22,500
Share issue costs	**3,600**	Nil	**3,600**	Nil
	163,600	Nil	**163,600**	22,500
Cash Flows from Investing Activities				
Acquisition of capital assets	**Nil**	Nil	**(5,076)**	Nil
Purchase of marketable securities	**Nil**	Nil	**(4,815)**	Nil
Decrease (increase) in investments	**Nil**	(1,855)	**8,312**	3,725
Deferred exploration expenditures	**Nil**	Nil	**Nil**	Nil
Deferred acquisition of mineral property	**Nil**	Nil	**Nil**	(313)
	Nil	(1,855)	**(1,579)**	3,412
Increase (decrease) in Cash	**(56,021)**	75,706	**15,473**	31,836
Cash, and term deposits, beginning of period	**202,244**	9,782	**130,750**	53,652
Cash and term deposits, end of period	**$ 146,223**	$ 85,488	**$ 146,223**	$ 85,488

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

1. GOING CONCERN
For complete details, refer to Audited Financial Statement April 30, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES
The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada.

3. MARKETABLE SECURITIES

	January 31, 2004	April 30, 2003
Securities of public companies- Start	$71,777	$ Nil
Additions	4,815	
Value - Lowest Recorded Market Price	$ 76,592	$ Nil

The shares in New Nadina Explorations Limited previously accounted for using the equity method is now accounted for under the cost method. During the period the Company received 48,150 shares for debt of $4,815. The Company on January 31, 2004 owned 1,842,582 common shares representing a 14.1% interest.
On January 31, 2004, the market value of the shares was $221,110.

4. INVESTMENTS

	January 31, 2004	April 30, 2003
New Nadina Explorations Limited (1)		
Cost	Nil	$ 426,126
Equity in losses	Nil	(105,828)
Write down	Nil	(248,521)
Subtotal:	Nil	71,777
Advances		8,312
	Nil	$ 80,089

(1) At April 30, 2003, the investment in New Nadina Explorations Limited, a public company, had been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation. At April 30, 2003, the Company owned 1,794,432 shares.
(2) As at January 28, 2003 and last at February 28, 2003, the Company is not considered to have significant influence in New Nadina Explorations Limited. As a result, the share holdings position previously reported on the equity basis are now accounted for under the cost method and held as marketable securities.

5. CAPITAL ASSETS

	Rate	Cost	Accumulated Amortization	January 31, 2004 Net Book Value	April 30, 2003 Net Book Value
Land		$15,000	$ Nil	$15,000	$15,000
Paving	8%	5,460	2,519	2,941	3,129
Buildings	4%-5%	110,401	44,003	66,398	68,520
Mining equipment	30%	117,557	111,904	5,653	1,481
Office equipment	20%	53,972	49,292	4,680	5,506
Trailer	30%	21,861	21,850	11	15
Automobiles	30%	5,417	5,414	3	3
		$329,668	$234,982	$94,686	$93,654

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

6. MINERAL PROPERTIES Investment and Expenditures

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

Exploration Expenditures by Property	Greenwood Area	DHK NWT	Sask. 50%	Skylark 50%	Naket 50%	Total
Amortization	$ 2,887	$	$	$	$	$ 2,887
Assaying	351					351
Assessment, Filing fees, Membership	9,866	1,500				11,366
Direct charges - office	22,917	1,063	17	560	30	24,587
Exploration costs	152,161	2,450	74	75	800	155,560
Field supplies	2,974					2,974
Legal & miscellaneous	3,427	11,744				15,171
Property Costs &acquisition	2,547					2,547
Roadwork/Reclamation	64,256					64,256
Storage (samples& equipment)	3,809					3,809
Taxes	1,704					1,704
Travel & Accommodation	3,024	458				3,482
Total:	$ 269,923	$ 17,215	$ 91	$ 635	$ 830	$ 288,694

	Balance April 30, 2003	Additions or write downs	Balance January 31, 2004
Deferred Exploration Expenditures			
Deferred Exploration	Nil	Nil	Nil
Acquisition Costs			
Greenwood Area	$ 1	Nil	$ 1
DHK Diamonds Inc. - NWT	1	Nil	1
Skylark - BC	1	Nil	1
Naket - Nunavut	1	Nil	1
Total Mineral Properties Deferred:	$ 4	Nil	$ 4

7. SHARE CAPITAL

The Company has a stock option plan. No compensation expense is recognized on any of the grant, vesting or exercise of an option to employees and directors under the plan, although pro-forma disclosure is made of the compensation expense, (refer to Audited Financial Statement April 30, 2003) and the resulting net income or loss and earnings or loss per share, that would have been recognized if the fair value of the options granted and vested had been recognized as an expense. Upon exercise, the transaction is recorded as an issuance of share capital for cash at the exercise price.

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

7. SHARE CAPITAL continued

a) Authorized: 50,000,000 common shares without par value

b)

Issued	**January 31, 2004**	
	No. of Shares	**Consideration**
Opening balance	5,353,611	$ 8,876,860
Dec. 24, 2003 Private Placement at $0.20	800,000	160,000
Dec. 24,2003 Commission paid in shares at $0.20	18,000	3,600
Less treasury shares at cost	(256,000)	(698,854)
Balance January 31, 2004	**5,915,611**	**$ 8,341,606**

Warrants	**Number**	**Price/share**	**Value**	**Expiry**
Issued Feb. 28, 2002	350,000	$0.15	$52,500	Feb 4, 2004
Issued December 24, 2003	800,000	0.25	$200,000	Dec. 24, 2005
Balance:	**1,150,000**			

Options		**Exercise price**	**Expiry**
Outstanding at start of period:			
Directors	90,000	$ 0.17	Sept. 30, 2007
Directors	75,000	$ 0.15	Jan. 10, 2006
Subtotal	**165,000**		
Granted during the period:			
Directors – Sept. 24,2003	**235,000**	**$ 0.18**	**Sept. 24, 2008**
	400,000		

The Company grants options pursuant to its Stock Option Plan where the aggregate number of shares that may be issued from time to time under the Plan shall not exceed 10% of the common shares outstanding at the time, less any common shares reserved for issuance granted under previous agreements, and the number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date. Options have no vesting period and are exercisable to a maximum of 10 years or such period as determined by the Board of Directors. As at April 30, 2003 there were 165,000 (April 30, 2002 - 330,000) options outstanding. Options granted shall vest on a pro-rata basis with 33 1/3% six months after issuance and another 33 1/3% every six months thereafter.

During the nine months ended January 31, 2004, and on September 24, 2003 a total of 235,000 incentive stock options were granted at an exercise price of $0.18.

During the nine months ended January 31, 2004, the Company closed a private placement for a total of 800,000 units at 20 cents, each unit comprising one common flow-through share and one non-flow-through share purchase warrant at 25 cents exercisable for 24 months expiring December 24, 2005. The shares and warrants are subject to a hold period expiring May 7, 2004. Haywood Securities was issued a finder's fee commission of 6% of $60,000 represented by the issuance of 18,000 common shares. The flow-through funds to be spent on properties in the Greenwood Area mainly the Tam O'Shanter - Wild Rose gold project.

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

7. SHARE CAPITAL continued

c) Stock options – Fair value

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees and directors. Accordingly, no compensation expense has been recognized for its stock option granted to employees and directors. During the nine months ended January 31, 2004, a total of 235,000 incentive stock options were granted at an exercise price of $0.18. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation cost been determined based on the fair value of the options granted using the Black-Scholes option pricing model, additional compensation expense would have been recorded as follows for options which vested as of September 24, 2003:

Gain (Loss) for the period as reported	($ 97,605)
Additional compensation expense	(30,165)
Pro forma gain	($127,770)
Loss per share - as reported and pro-forma basic 5,915,611	$0.021
and diluted 7,465,611	$0.017
Used to determine Fair Value:	
Risk-free interest rate	4.2%
Expected life of options	5 years
Annualized volatility	89%
Dividend Rate	0.00%

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest.

The Company incurred the following expenses with related parties:

	January 31, 2004
To two directors for telephone and office to offset expenses incurred in conducting company affairs,	$ 2,800
To a director who is an employee who carries out office management, administration, investor relations, secretarial duties including bookkeeping, and assists with certain exploration related tasks for wages and for storage facilities (exploration equipment and samples),	55,275
To a director who is also the president of the Company for geological and exploration services, exploration management, and administrative services	40,100
To a director who is a geological engineer for consulting services.	1,700
To a director for equipment use and storage facilities for Company owned exploration equipments, drill core and samples,	3,975
Total	$ 103,850

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

9. DIRECTORS AND/OR OFFICERS - at the date of this report:

George O.M. Stewart - Director, President & CEO
*Ellen Clements - Director, Secretary & CFO
*Gerald H. Rayner - Director
*Larry Widmer - Director
*Members of the Audit Committee

Kettle River Resources Ltd.
Form 51-901F Quarterly Report – for the third quarter ended January 31, 2004

SCHEDULE B

1. Analysis of expenses and exploration costs

Exploration and administrative expenses are set out in Schedule "A" Financial Statements under "Statement of Operations and Deficit." The Company writes-off exploration expenses as they are incurred and accordingly there are no deferred exploration expenses capitalized. Exploration expenses are detailed by property under Schedule "A" Financial Statements Note 6.

A breakdown of components that comprise 10% or more of the total exploration and administrative expenses is as follows:

(a) Exploration expenditures – Refer to Note 6 of financial statements (Schedule A)

EXPLORATION	Nine months to January 31, 2004
Direct Charges – Office	
Wages pertaining to exploration	
Claims, maps, reports & digital records	$ 2,968
Compliance – reclamation	2,584
Statements of Work /completions/permits etc.	4,118
Filing, archival, & research	812
Work programs	14,105
	$ 24,587
Exploration Programs	
Property survey & geology	$ 15,792
Drilling & Trenching	88,739
Equipment costs—prospecting-physical work	11,715
Exploration – telephone, paper, freight etc.	1,614
Professional services – paid to a director:	
Diamond Drill program Tam O Shanter, core shack, sample preparation etc.	
Trenching program Tam O Shanter	
Notice of Work- application, program preparation	
Property submittals review	
Organize staking, prospect, sampling, survey,	
Budget meetings-program proposals	
Data review/research, prospect, presentation	
Reclamation, spillway outflow trenching, planning & supervision	
Supervision & planning trenching marble prospect, permitting, road building, marketing options	37,700
	$ 155,560
Legal & Miscellaneous	
Legal fees pertaining to DHK Diamonds Inc.	$ 11,744
Legal fees pertaining to Greenwood Area – property title	3,427
	$ 15,171
Roadwork/Reclamation Costs	
Signage, repairs, maintenance	$ 11,056
Fencing, roadwork and reclamation	53,200
	$ 64,256

SCHEDULE B

(b) Administration expenses - Refer to Statement of Operations and Deficit (Schedule A)

ADMINISTRATIVE	
Audit, Accounting & Legal	
Audit - external	$ 14,450
Accounting	7,000
Legal fees	10,270
	$ 31,720
Management Costs (net of recoveries)	
Administration:	
Secretarial Wages – office related duties	$ 35,162
Wages recovered	(17,099)
	$ 18,063
License, Insurance, Transfer Agent & Fees	
Listing & sustaining	$ 3,386
Transfer Agent	5,468
Insurance & fees	2,047
Filing, registration and CDS fees	5,971
Dissemination	3,220
	$ 20,092
Travel & Transportation	**$ 14,836**

2. **Related Party Transactions, Advances From Directors & Shareholders**
   Refer to Note 8 of financial Statements

3. **Summary of Securities issued and options granted during the period:**
   (a) Securities Issued:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price	Total Proceeds	Consideration	Commission
Dec 24, 2003	Common	Private Placement	800,000	$0.20	$160,000	Nil	Nil
Dec 24, 2003	Common	Finder's Fee	18,000	$0.20		$3,600	

(b) Options Granted:

Description	No. of Optioned Shares	Exercise Price	Date of Grant	Expiry date
Directors	235,000	$0.18	September 24, 2003	September 24, 2008

Refer to Note 7 of financial statements

SCHEDULE B

4. Summary of securities at the end of the reporting period

	No. of Shares	Amount
Opening balance	5,353,611	$8,876,860
Dec. 24, 2003 Private Placement at $0.20	800,000	160,000
Dec. 24,2003 Commission paid in shares at $0.20	18,000	3,600
Less treasury shares at cost	(256,000)	(698,854)
Ending balance	5,915,611	$8,341,606

(a) Authorized: 50,000,000 common shares without par value

(b) Summary of options, warrants and convertible securities outstanding:

Type of security	Number of Securities	Exercise Price	Expiry Date
Stock Options			
G. Stewart, Director	75,000	$0.15	January 10, 2006
E. Clements, Director	90,000	$0.17	September 30, 2007
E. Clements	50,000	$0.18	September 24, 2008
G. Stewart	50,000	$0.18	September 24, 2008
G. Rayner	85,000	$0.18	September 24, 2008
L. Widmer	50,000	$0.18	September 24, 2008
Options outstanding:	400,000	$0.18	September 24, 2008
Warrants			
Issued Feb. 28, 2002	350,000	$0.15	Feb 4, 2004
Issued December 24, 2003	800,000	$0.25	Dec 24,2005
Total:	1,550,000		

(c) Total number of shares in escrow or subject to a pooling agreement: Nil

On December 24, 2003, the TSX Venture Exchange accepted for filing documentation with respect to a non-brokered private placement announced Nov. 6, 2003 for 800,000 Flow Through (FT) Units at a price of $0.20. Each unit to comprise one FT common share and one non-FT purchase warrant exercisable to purchase a non-FT common share at a price of $0.25 for up to two years. Proceeds from the placement will be used primarily to fund exploration on the Tam O'Shanter property near Greenwood, BC. Pertaining to this placement, a commission of 18,000 common shares was paid to Haywood Securities Inc.

Subsequent to the period, 350,000 warrants were exercised at $0.15 with proceeds of $52,500.

5. Directors and/or officers on the date of this report:

George O.M. Stewart, Director, President & CEO
Ellen Clements, Director, Secretary & CFO
Gerald H. Rayner, Director
Larry Widmer, Director

SCHEDULE C - Management Discussion & Analyses ("MD&A")

1. Description of Business

The Issuer was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd. The principal business of this Company is the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company is in the development stage and it has not generated continuous operating revenues because the properties it currently holds are exploration stage projects.

The Company holds varying interests in mineral resource properties in Nunavut, Saskatchewan and the Province of British Columbia. The Company along with two non-related companies, owns an equal 1/3 interest in DHK Diamonds Inc. a private company incorporated in the Northwest Territories (NWT) that either owns or has an interest in mineral claims and lease properties with proven diamond content in that jurisdiction.

The Company is responsible for its own investor relation's activities and has not retained a third party to handle this activity.

2. Discussion of operations and financial condition

(a) Review of mineral interests and exploration activities

__Greenwood Mining Division, South Central British Columbia__:

The Company owns 100% interest in a number of individual properties within the Greenwood Mining Division (GMD). Within an approximate 44 square kilometre area the Company currently holds 75 Crown Grants, 12 Mineral Leases, 28 Reverted Crown Grants and 137 located claims prospective for gold, silver and copper. Properties are segregated by area for exploration and accounting purposes. Noranda Explorations Ltd. acquired the Granby Mining Company properties in 1979 and later by the Company on termination of the Greenwood Area joint venture. Noranda completed reclamation requirements on these properties to the satisfaction of mining and environment ministries. During the period $269,923 was expended on properties in the Greenwood Area.

__Phoenix Mine Area__: Of the 55 Crown Grants and Mineral Lease tenure covering this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. During the period $41,555 was expended. This included trenching a Marble prospect and exploring the potential for a quarry. To date, neither the quantity nor the extent has been determined. The marble takes a high polish and has been named "Pastel Marble" due to its subtle pink, green, grey coloration on an off white background. Prospecting, permitting applications, reports and filing expenses include $9,500 paid to a director and $11,427 to staff for research, support, permit applications, reporting and filing. Costs for filing and recording fees and reporting work completed during the period was $7,436. Legal fees of $3,430 during the period pertain to property tenure.

__Phoenix Tailings property__: This property contains approximately five million tons of tailings produced from the Granby Phoenix operations during the late 1950's and early 1960's and cover approximately 50 acres of the 336 acre land package referred to as the Tremblay Farm. The site was reclaimed by Noranda to satisfy mining and environmental ministries in 1979. Reclamation included soil placement on tailings surface with hardy alfalfa/grass planted and a spillway channel constructed to accommodate runoff. The tailings test confirms there is no deleterious content in the tailings and an agreement is held with downstream property

SCHEDULE C - Management Discussion & Analyses ("MD&A")

owners absolving liability in the event of a spill. A *Study for Industrial Minerals Potential* study was contracted to the UBC mineral division that basically concluded there is no economical industrial mineral content at current prices.

Costs during the period relate to road development, cleaning debris, deepening and rehabilitating the bypass channel way, plus preparation and completion of perimeter fencing on the 336 acre parcel. A portion of the property was logged during the year ended April 30, 2003 to net proceeds of $206,420 with a further $303,400 during the current period. Fencing and spillway reclamation costs during the period were $63,131.

Haas Creek Talc: Permitting was received and physical work completed to upgrade and repair road access and excavate to clear overburden and cut a face into the showing. Expenditures this period of $3,265 relate to office support staff and management for preparation of the program and equipment rent.

Bluebell Camp-Summit Property: The property is mainly comprised of 20 Crown Grants where under surface title is held. No physical or contracted work was conducted during the quarter. Costs for core, sample storage and mineral property taxes during the period totalled $3,364.

Tam O'Shanter: The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants located in Southern BC near the city of Greenwood. Prospecting and a review of compiled data led to further exploration in the area of the Wild Rose vein. Claim locations were assessed and restructured. A drilling and trenching program commenced January 2, 2004 and carried past the end of the quarter. Costs of $156,096 include $129,792 for drilling and trenching related expenses, and $26,304 for survey, staking, prospecting, and geological related expense.

The drill program, completed in February 2004, consisted of 1,400 meters and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m appears to be an extension of a zone at depth encountered in 1992 and 1995. The 80 meter distance between the intercepts (gold values of 0.58 opt over 1.1m, 0.21 opt over 3m and the recent 0.3 opt over 1m) represents a significant discovery as this type of apparent continuity of width and grade has not been observed previously. Further drilling in these areas is planned subject to financing.

Rads and Shickshock/Sailor Boy Property: The property consists of 2 Reverted Crown Grants and 8 located claims for a total of 10 units. No work was conducted during the period.

Niagara Property: The property consists of 23 units within 4 claims. Costs expended of $1,625 consisted of prospecting and reviewing potential for further work.

Lac de Gras – Northwest Territories

DHK Diamonds Inc: (DHK): The company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. (KCEI) optioned the property, carrying the DHK group 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most core samples and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000. The WI and DHK Blocks were abandoned following unsuccessful exploration by Archon Minerals Ltd. and BHP Billiton Diamonds Inc.

SCHEDULE C - Management Discussion & Analyses ("MD&A")

The Company holds an equal 1/3 of the issued shares of DHK and although the Company has written off its investment and commenced reporting contributions to budgets as exploration costs, there remains exploration potential for diamonds. During the period costs of $17,215 related to legal fees of $11,745, dues and memberships of $1,500 and $3,970 for management and related expenses.

WO Block: The current agreement with Archon Minerals Ltd. (ACS) and BHP Billiton Diamonds Inc. (BHP) holds a portion of the WO Block where most of the 7 targets selected by BHP to be drill tested prior to December 31, 2003 have been downgraded and portions of the property will be abandoned as having no further exploration potential. As a result of the current agreement, if a mine were developed, DHK would hold a 20% interest in the remaining claims. On December 16, 2004, BHP has advised they wish to divest themselves of their interest in the project, their exact percentage yet to be determined.

Pellatt Lake property: Ten claims of the Pellatt Lake property were transferred to DHK from the KCEI agreement, one of which contains a diamondiferous dike. Intrepid Geophysics was hired by DHK to review the KCEI airborne data and as a result of targets identified an associate staked three contiguous claims in November 2000. They were acquired in December 2002 by DHK and as no exploration work had been conducted, a bond of $15,000 was immediately required. No work was proposed nor conducted by DHK management allowing 7 claims within the core block and containing a number of targets resulting from the Intrepid Geophysics report to forfeit. Dentonia Resources Ltd. (Dentonia) with two common directors, one being a managing officer of DHK then staked and maintains it has acquired, for its own purposes the 7 mineral claims originally belonging to DHK in the Pellatt Lake land package. A DHK agreement was simultaneously struck on behalf of DHK and Dentonia for the entire 13 claims giving Peregrine Diamonds Inc. (a private company) the right to conduct an airborne survey prior to December 31, 2003. Up to Dec. 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. If they proceed to a 200 tonne bulk sample, they can earn a total of 65% of that target. A further 10% can be earned by arranging production cost financing for DHK. Peregrine is not obligated to file assessment work or bonding, nor are they responsible under the agreement to keep the property in good standing but they may consider doing so. As Peregrine has not been able to meet the December 31, 2003 deadlines, an extension has been requested and verbally granted.

Skylark Property:

The property consists of 12 reverted Crown Grants purchased from G. Stewart with the Company and H.H. Shear acquiring the property as joint tenants. The Company is of the opinion that it may own 100% of the property resulting from the death of its joint tenant partner. Geochemical sampling conducted upon acquisition did not provide targets or conclusive results. A portion of the property was a former silver gold producer during the late 1980's. During the period, property related expenses for $635 were incurred.

During the period data obtained has been reviewed with a program planned for later this year. Significant gold silver occurrences in a fault hosted serpentine zone found at the end of the 1980's operation require further testing. Kingsman Resources Ltd. conducted a trenching program during 2003 with encouraging results encountered on their Snowshoe property in the *Serp Zone* that occurs on both properties.

Saskatchewan - 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is 37 acres and under

lease subject to an annual rental of $2 per acre which currently expires in November 2004. Each partner records individual expenses as incurred.
The Company has recently initiated discussions with a company to explore the potential to further test and market the silica potential on this property.

NAKET Project, Nunavut -50%

This property, located in Nunavut is north and east of Lac de Gras in the Hardy Lake area where diamondiferous kimberlites have been discovered. The project owns 10 claims covering 24,486 acres. Under an agreement dated August 1, 2000 in exchange for data and files, any property acquired within the Area of Interest is subject to a 1% net smelter return (NSR) on metal production and 1% gross overriding royalty (GOR) on diamond production payable to Kennecott Canada Exploration Inc.

Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is currently carried for the current program up to $80,000 in order to equalize previous expenditures. Current expenditures of $830 relate to filing and exploration data review.

3. Results of Operations

(a) During the quarter ended January 31, 2004, the company had a loss of $97,605 as compared to a loss of $1,761,275 the previous year. This difference is attributed mainly to the income of $302,526 from timber sales during the current year and property write offs of $1,637,208.

Administrative costs for the period ended January 31, 2004 totaled $107,776 (2003 $90,236). Accounting, Audit & Legal fees increased to $31,720 from $25,978 the previous year, license, insurance and transfer agent costs of $20,092 increased from $13,394 the previous year, management costs decreased to $18,063 from $30,463, office building expenses increased to $6,911 from $4,894 and travel and accommodation increased to $14,836 from $3,090.

There has been no change in the nature of or manner in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources containing precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search. There is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

(b) Properties acquired or abandoned during the year: Certain properties were abandoned and re-staked for the purpose of claim consolidation and acquisition of a larger block. Tenure within properties may from time to time be staked or allowed to lapse as a matter of exploration process.

(c) Capital expenditures or capital acquisitions of $5,076 during the period relate to geological computer equipment. The Company has no capital expenditure commitments.

(d) Write down of properties has been undertaken to conform to current accounting standards.

SCHEDULE C - Management Discussion & Analyses ("MD&A")

(e) Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Schedule "A" Note 8.
Director wages and fees for service:
Ellen Clements is paid or accrued a wage of $6,000 per month.
George Stewart invoices for services rendered at $400 per day charged to the applicable property.

(f) Material commitment – Other than normal ongoing commitments relating to exploration of its properties or relating to these as defined under the Mines Act, the Company has no material commitment.

(g) There have been no material variations between financial results and information previously disclosed.

(h) There was no particular investor relation activities undertaken or contracts entered into during the period. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

(i) There are no legal proceedings presently underway.

(j) There are no contingent liabilities of which the Company is aware.

(k) There has been no default under any debt or contractual arrangements.

(l) To the best of the Company's knowledge, there has been no breach of corporate, securities or other laws with the Company's listing agreement with the Canadian Venture Exchange.

(m) There are no regulatory approval requirements presently underway or applied for.

(n) Management changes during the period: On August 14, 2003, Larry Widmer, B.Comm, joined the board of directors and Ellen Clements was appointed Chief Financial Officer (CFO).

(o) There were no special resolutions passed by shareholders during the period.

4. Subsequent Events

350,000 warrants at $0.15 were exercised on Feb. 4, 2004 for proceeds of $52,500.

5. Financings and principal purposes

During the period the Company received $302,526 from timber sales with direct costs of $7,089. On December 24, 2003, the TSX Venture Exchange accepted for filing, documentation with respect to a non-brokered private placement announced Nov. 6, 2003 for 800,000 Flow Through (FT) Units at a price of $0.20 for proceeds of $160,000. Each unit comprised one FT common share and one non-FT purchase warrant exercisable to purchase a non-FT common share at a price of $0.25 for up to two years expiring December 31, 2005. Proceeds from the placement are to be used primarily to fund exploration on the Tam O'Shanter property near Greenwood, BC. Pertaining to this placement, a finder's fee of 18,000 common shares at a deemed value of $0.20 was paid to Haywood Securities Inc.

6. Liquidity and Solvency

At January 31, 2004, the Company had a working capital of $228,086 compared to $83,034 at April 30, 2003. Unspent at the end of the period were $30,208 FT funds.

Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

February 24, 2004

Press Release **Tam O'Shanter gold drill results**

George Stewart reports the completion of Kettle River's 1,400m drill program on Tam O'Shanter project located in Southern BC near the City of Greenwood. The Wild Rose Vein was intersected in seven of eight drill holes. The Wild Rose Zone consists of one to three quartz veins associated with a strong shear zone. The vein and shear zone have been shown to be very persistent both in width and continuity. Diamond drill holes encountering the vein were from a fan of drill holes on section from two setups 135 meters apart.

The drill program was designed to test areas of past poor recovery and to better define the vein. The NQ sized core obtained by Beaupre Drilling obtained good core recovery indicating the upper portion of the vein although well mineralized with quartz and sulphides is of low gold content.

The deepest hole from the northern section of four holes may have intersected an extension of a zone approximately 150m below surface encountered in the 1995 and 1992 drilling. Core lengths over 1.2m graded 20.16 g/t Au (0.58 opt) and over 3.3m graded 7.3 g/t Au (0.23opt.) The last hole of the present program 04-08 intersected 1.1m of 10.85 g/t gold, (0.32opt) 60m NW of the previous intercepts at the same elevations. Indicated true width of the higher grade section of the vein is a 0.63 meters within a five metre wide shear and quartz vein with an approximate dip of 65 degrees to the east.

A 1992 drill hole encountered a quartz vein with visible gold assaying 25.1 g/t Au (0.73opt) over 1.03m. This was a -45degree hole drilled approximately perpendicular to the strike and dip of the Wild Rose vein encountering the vein at 215m and appears to be a vein parallel to the Wild Rose vein. The indicated Wild Rose deep zone below holes 92-20, 95-02 and 04-08 remains untested. The presence of gold values with consistent width over a 60m strike length is regarded as encouraging and further work is being planned.

Significant intersections are as follows:

DDH	Angle	From (Metres)	To(Metres)	Width(Metres)	Au(grams/t)
04-01	-60	101.2	102.4	1.2	1.04
04-02	-90	201.2	202.5	1.4	1.12
		206.4	207.3	0.9	2.56
04-03	-81	159.8	163.7	3.9	0.88
		165.8	166.7	0.9	2.28
04-04	-90	90.1	90.5	0.4	0.52
04-05	-45	116.1	117.1	1.0	2.84
		117.1	118.6	1.5	0.74
04-06	-63	142.0	143.25	1.25	2.25
04-07	-75	176.95	177.65	0.7	0.44
		177.8	179.5	0.7	0.93
04-08	-82	210.1	211.2	1.1	10.85

Holes 04-01 to 04-03 were drilled on one setup, Section 605E, on a grid established for this program, hole 04-04 on the second setup was vertical and abandoned at 176m due to bad ground, and holes 04-05 to 04-08 were on the third setup, Section 470E grid. These sections, if not attached are available on the website: www.kettleriver.com.

Data obtained from this and previous drill programs suggest grades improving with depth. Holes 04-02 and 04-08 intersected the structure approximately 200m below surface. A previous hole, 95-02, encountered 20.16 g/t Au over 1.2m at a vertical depth of 150m on Section 530E. This section has not yet been tested at depth. Further to the southeast, on Section 675E, two previous holes cut the Wild Rose Zone and encountered gold values at depths of 50 and 100m. This section also has not been tested at depth. There are indications of a parallel structure to the northeast on Section 675, where a previous hole, 92-31, intersected a vein carrying 25.1 g/t Au over 1.03m. Except for this one hole, the structure remains untested at the present time.

Jim Hutter, PGeo, has reviewed and verified the technical information herein. All assays were submitted for preparation and analysis to ALS Chemex at its facilities in Vancouver. The analytic procedures were 34 element aqua regia ICP plus Au fire assay with AA finish for all samples, then gravimetric fire assay for samples between 1000 and 3000ppb Au or screen assay if greater than 3,000ppb Au.

Kettle River Resources Ltd.

President

For further information contact Ellen Clements at 1 800 856 3966

Holes 04-01 to 04-03 were drilled on one setup, Section 605E, on a grid established for this program, hole 04-04 on the second setup was vertical and abandoned at 176m due to bad ground, and holes 04-05 to 04-08 were on the third setup, Section 470E grid. These sections, if not attached are available on the website: www.kettleriver.com.

Data obtained from this and previous drill programs suggest grades improving with depth. Holes 04-02 and 04-08 intersected the structure approximately 200m below surface. A previous hole, 95-02, encountered 20.16 g/t Au over 1.2m at a vertical depth of 150m on Section 530E. This section has not yet been tested at depth. Further to the southeast, on Section 675E, two previous holes cut the Wild Rose Zone and encountered gold values at depths of 50 and 100m. This section also has not been tested at depth. There are indications of a parallel structure to the northeast on Section 675, where a previous hole, 92-31, intersected a vein carrying 25.1 g/t Au over 1.03m. Except for this one hole, the structure remains untested at the present time.

Jim Hutter, PGeo, has reviewed and verified the technical information herein. All assays were submitted for preparation and analysis to ALS Chemex at its facilities in Vancouver. The analytic procedures were 34 element aqua regia ICP plus Au fire assay with AA finish for all samples, then gravimetric fire assay for samples between 1000 and 3000ppb Au or screen assay if greater than 3,000ppb Au.

Kettle River Resources Ltd.

President

For further information contact Ellen Clements at 1 800 856 3966

The TSX Venture Exchange has not reviewed and does not accept responsibility for adequacy or accuracy of this release.